UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 13, 2004

AMERICAN NEVADA GOLD CORP.

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F         X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]      Yes     X              No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  000-50376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      American Nevada Gold Corp.

(Registrant)

"Peeyush K. Varshney"

Date: July 13, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

American Nevada Gold Corp.

Cathedral Place

Suite 1304 - 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

July 13, 2004

Item 3.

Press Release

Issued on July 13, 2004, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

American Nevada Gold Corp. announces that the Company will be proceeding with its name change and consolidation of shares on the basis of five (5) current common shares into one (1) new common share ("post consolidated"). The name change and consolidation were approved by the shareholders of the Company at its annual general meeting on June 3, 2004.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 - 925 West Georgia St.

Suite 1304 - 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 13th day of July 2004.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

AMERICAN NEVADA GOLD CORP.

FOR IMMEDIATE RELEASE

Tuesday , July 13 , 2004

Contact:

Investor Relations

(No.2004-0 7 -0 3 )

Phone (604) 684-2181

info@varshneycapital.com

Consolidation, Private Placement and Stock Option Grant

Vancouver, BC, July 13 , 2004 - American Nevada Gold Corp. (TSX Venture Exchange: AGN) announces that the Company will be proceeding with its name change and consolidation of shares on the basis of five (5) current common shares into one (1) new common share ("post consolidated"). The name change and consolidation were approved by the shareholders of the Company at its annual general meeting on June 3, 2004.

The Company is also pleased to announce the following proposed transactions:

I.

a non-brokered private placement of up to 2,500,000 post-consolidated units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit will consist of one post-consolidated common share and a two-year warrant. Each warrant will entitle the holder, on exercise, to purchase an additional post-consolidated common share of the Company at a price of $0.20 during the first year and at a price of $0.30 during the second year. A finder's fee may be payable on a portion of this private placement.

II.

the granting of 400,000 post-consolidated stock options, under the Company's stock option plan, to directors, officer and employees of the Company, exercisable for a period of five years, at an exercise price of $0.15 per post-consolidated share.

The above proposed private placement is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hari B. Varshney"

Hari B. Varshney

President

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com     Website: www.americannevadagold.com